UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Press Release dated January 12, 2017: Safe Bulkers Inc. Declares Quarterly Dividend on its

8.00% Series B Cumulative Redeemable Perpetual Preferred Shares; 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares; 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2017

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Declares Quarterly Dividend on its

8.00% Series B Cumulative Redeemable Perpetual Preferred Shares;

8.00% Series C Cumulative Redeemable Perpetual Preferred Shares;

8.00% Series D Cumulative Redeemable Perpetual Preferred Shares.

Monaco – January 12, 2017 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company's Board of Directors has declared:

•

a cash dividend of $0.50 per share on its 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) (NYSE: SB.PR.B) for the period from October 30, 2016 to January 29, 2017;

•

a cash dividend of $0.50 per share on its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”) (NYSE: SB.PR.C) for the period from October 30, 2016 to January 29, 2017;

•

a cash dividend of $0.50 per share on its 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares”) (NYSE: SB.PR.D) for the period from October 30, 2016 to January 29, 2017.

Each dividend will be paid on January 30, 2017 to all shareholders of record as of January 23, 2017 of the Series B Preferred Shares of the Series C Preferred Shares and of the Series D Preferred Shares, respectively. Dividends on the Series B, C and D Preferred Shares are payable quarterly in arrears on the 30th day (unless the 30th falls on a weekend or public holiday, in which case the payment date is moved to the next business day) of January, April, July and October of each year.

This is the fourteenth consecutive cash dividend declared on the Company’s Series B Preferred Shares, the eleventh cash dividend declared on its Series C Preferred Shares and the tenth cash dividend declared on its Series D Preferred Shares, since their commencement of trading on the New York Stock Exchange.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company, and will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s Common Stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, where they trade under the symbols “SB”, “SBPRB”, “SBPRC” and “SBPRD”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in the Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com